UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 11, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Basel II Pillar 3 First Half 2011 Report of UBS AG, which appears immediately following this page.

UBS

Basel II Pillar 3
First Half 2011 Report

Our *Basel II Pillar 3* disclosure for first half 2011.

Contents

3	Introduction	Corporate calendar
5	Risk-weighted assets
6	Credit risk	Publication of the third quarter of 2011 results
18	Investment positions	Tuesday, 25 October 2011
19	Market risk
21	Interest rate risk in the banking book	Publication of the fourth quarter of 2011 results
22	Operational risk	Tuesday, 7 February 2012
23	Securitization
27	Information sources	Publication of the first quarter of 2011 results
Monday, 30 April 2012
Annual General Meeting
Thursday, 3 May 2012

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Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland
Language: English

© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Basel II Pillar 3 first half 2011 report
Introduction
This report is an update as of 30 June 2011 of our Basel II Pillar 3 quantitative disclosures published in our Annual Report 2010.

The Basel II capital adequacy framework consists of three pillars, each of which focuses on a different aspect of capital adequacy. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market and operational risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. The aim of Basel II Pillar 3 is to encourage market discipline by requiring banks to publish a range of disclosures on risk and capital.
     The Swiss Financial Market Supervisory Authority (FINMA) requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures at least annually, as well as an update of quantitative disclosures and any significant changes to qualitative information at least semi-annually.
     This report presents our Basel II Pillar 3 disclosures as of 30 June 2011 and consists mainly of quantitative disclosures accompanied by explanatory texts where necessary.
è
Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on qualitative disclosures related to our risk management and control, definitions and risk exposures as well as to capital management

     Our Pillar 3 disclosures may differ from the way we manage our risks and how these risks are disclosed in our quarterly reports and in the annual report.

Overview of disclosures

This table provides an overview of our Basel II Pillar 3 disclosures in our Annual Report 2010.

Basel II Pillar 3 requirement	Disclosure in the Annual Report 2010
Capital structure	“Capital management” section
Capital adequacy	“Capital management” and “Basel II Pillar 3” sections
Risk management objectives, policies and methodologies (qualitative disclosure)	“Risk management and control” section
Credit risk	“Risk management and control” and “Basel II Pillar 3” sections
Investment positions	“Basel II Pillar 3” section
Market risk	“Risk management and control” and “Basel II Pillar 3” sections
Interest rate risk in the banking book	“Risk management and control” section
Operational risk	“Risk management and control” section
Securitization	“Basel II Pillar 3” section

Basel II Pillar 3 first half 2011 report

Risk exposure measures and determination of risk-weighted assets
Measures of risk exposure may differ depending on the purpose for which exposures are calculated, for example financial accounting under International Financial Reporting Standards (IFRS), determination of our required regulatory capital or our internal risk management. Our Basel II Pillar 3 disclosures are generally based on the measures of risk exposure that are used to calculate the regulatory capital that is required to underpin those risks.
     The table below provides a more detailed summary of the approaches we use for the main risk categories in order to determine the required regulatory capital.
     The naming conventions for the “Exposure segments” used in the following tables are based on the Bank for International Settlements (BIS) rules and differ from those under Swiss and EU regulations. For example, “Sovereigns” under the BIS naming convention equates to “Central governments and central banks” as used under the Swiss and EU regulations. Similarly, “Banks” equates to “Institutions” and “Residential mortgages” equates to “Claims secured on residential real estate.”
     Although we determine published risk-weighted assets (RWA) according to the Basel II Capital Accord (BIS guidelines), our calculation of the regulatory capital requirement is based on the regulations of FINMA, which are more conservative and therefore result in higher RWA.
     Generally, the scope of consolidation for regulatory capital purposes follows the IFRS consolidation rules for subsidiaries directly or indirectly controlled by UBS AG which are active in the banking and finance business, but excludes subsidiaries in other sectors. The significant operating subsidiary companies in the UBS Group (Group) consolidated for IFRS purposes are listed in “Note 34 Significant subsidiaries and associates” in the “Financial information” section of our Annual Report 2010. More specifically, the main differences in the basis of consolidation for IFRS and regulatory capital purposes relate to the following entity types and apply regardless of our level of control:
–	Real estate and commercial companies as well as collective investment schemes are not consolidated for regulatory capital purposes but are risk-weighted.
–	Insurance companies are not consolidated for regulatory capital purposes but are deducted from capital.
–	Securitization vehicles are not consolidated for regulatory capital purposes but are treated under the securitization framework.
–	Joint ventures that are controlled by two ventures are fully consolidated for regulatory capital purposes, whereas they are valued under equity method accounting for IFRS.

Category	Our approach to measurment of RWA
Credit risk	Under the advanced internal ratings-based (advanced IRB) approach applied for the majority of our businesses, credit risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models, approved by FINMA, to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of our credit portfolio, we apply the standardized approach based on external ratings.
Non-counterparty related risk	Non-counterparty related assets such as our premises, other properties and equipment require capital under-pinning according to prescribed regulatory risk weights.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the BIS Basel II framework.
Equity exposures outside trading book	Simple risk weight method under the advanced IRB approach.
Market risk	Regulatory capital requirement is derived from our regulatory value-at-risk (VaR) model, which is approved by FINMA.
Operational risk	We have developed a model to quantify operational risk which meets the regulatory capital standard under the Basel II advanced measurement approach (AMA).
Securitization exposures	Securitization exposures in the banking book are assessed using the advanced IRB approach, applying risk weights based on external ratings.

Risk-weighted assets

The “Detailed segmentation of BIS risk-weighted assets” table provides a granular breakdown of our RWA under Basel II framework. As the enhanced Basel II market risk framework (commonly referred to as Basel 2.5) has become effective under FINMA regulations on 1 January 2011, the related impact is shown as of 30 June 2011. These revisions primarily introduce new capital requirements to incorporate effects of “stressed markets”. The new requirements lower our BIS tier 1 and total capital and lead to higher BIS RWA. In line with the BIS transition requirement, the impact of the enhanced Basel II market risk framework will be included in the financial statement disclosures as of 31 December 2011.
     The table also shows the net exposure at default (EaD) per category for the current disclosure period, which forms the basis for the calculation of the RWA.
è
For further information on risk-weighted assets and the determination of the eligible capital, please refer to the “Capital management” section of our Annual Report 2010 and to the “Capital management” section of our second quarter 2011 financial report

Detailed segmentation of BIS risk-weighted assets

		30.6.11			31.12.10

	Net EAD		Basel II RWA

		Advanced	Standardized
CHF million		approach	approach	Total	Total

Credit risk	536,637	82,299	24,367	106,666	109,096

Sovereigns	102,207	5,177	408	5,584	6,577

Banks	68,948	11,773	1,897	13,670	14,528

Corporates	174,448	53,214	18,706	71,920	71,542

Retail

Residential mortgages	121,204	8,836	1,076	9,912	10,871

Lombard lending	65,794	2,855	0	2,855	3,074

Other retail	4,036	444	2,281	2,724	2,504

Securitization exposures[1]	16,650	5,252		5,252	7,085

Non-counterparty related risk	16,372		5,862	5,862	6,195

Settlement risk (failed trades)	112	31	98	129	47

Equity exposures outside trading book	1,098	3,939		3,939[2]	3,691

Market risk		34,832		34,832[3]	20,813

Operational risk		49,544		49,544[4]	51,948

Total BIS Basel II	570,869	175,897	30,327	206,224	198,875

Additional Basel 2.5 risk-weighted assets

Securitization / Re-securitization exposures	8,961	6,453		6,453[5]

Re-securitization banking book		1,980		1,980

Securitization / Re-securitization trading book	8,961	4,473		4,473

Market Risk		65,533		65,533[6]

Stressed value-at-risk (sVAR)		33,206		33,206

Incremental risk charge (IRC)		34,769		34,769

Comprehensive risk measure (CRM)		10,306		10,306

VaR relief		(12,748)		(12,748)

Total Basel 2.5 impact		71,987		71,987

Total BIS Basel 2.5	579,829			278,210

Additional RWA according to FINMA regulations				15,248[7]	16,135

Total FINMA RWA[8]				293,458	215,010

1 On 30 June 2011, CHF 5.5 billion of the securitization exposures (of which CHF 1.8 billion for the option to acquire the SNB StabFund equity) were deducted from capital and therefore did not generate RWA (on 31.12.2010 a total of CHF 4.8 billion of securitization exposures were deducted).      2 Simple risk weight method.       3 VaR approach.       4 Advanced measurement approach.       5 New Basel 2.5 securitization/ re-securitization rules for banking and trading book exposures.       6 New Basel 2.5 requirements for stressed VaR (sVaR), incremental risk charge (lRC, accounting for default and rating migration risk of trading book positions) and a comprehensive risk measure requirement (CRM).       7 Reflects an additional charge of 10% on credit risk RWA for exposures treated under the standardized approach, a surcharge of 200% for RWA of non-counterparty related assets and additional requirements for market risk.       8 On 30 June 2011, our FINMA tier 1 ratio was 12.5% (15.6% on 31.12.2010) and our FINMA total capital ratio was 13.2% (18.0% on 31.12.2010), including the additional capital deduction of CHF 1.4 billion from the revised Basel 2.5 treatment for trading book securitization exposures.

Basel II Pillar 3 first half 2011 report
Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk regulatory capital. The parameters applied under the advanced IRB approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from that disclosed in the “Risk management and control” section of our Annual Report 2010. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS.
     For the calculation of derivative exposures to determine our required regulatory capital, we apply the effective expected positive exposure as defined in Annex 4 to the Basel II framework. For a minor part of the derivatives portfolio we also apply the current exposure method based on the replacement value of derivatives in combination with a regulatory prescribed add-on.
     The regulatory net credit exposure detailed in the tables in this section is shown as the Basel II EAD after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. This section also presents information on impaired and defaulted assets in a segmentation which is consistent with the regulatory capital calculation.

Credit risk exposures and RWA

This table shows the average exposure and the derivation of RWA from the regulatory gross credit exposure. Over the last six months our RWA decreased by CHF 2.4 billion, mainly in derivatives and loans.

					Average regulatory
	Exposure				risk-weighting	RWA[2]
	Average		Less: regulatory
	regulatory gross	Regulatory gross	credit risk offsets	Regulatory net
CHF million	credit exposure	credit exposure	and adjustments[1]	credit exposure

Cash and balances with central banks	19,856	11,661		11,661	6%	653

Due from banks	16,875	20,158	(7,931)	12,227	25%	3,015

Loans	250,059	250,067	(3,840)	246,227	14%	35,357

Financial assets designated at fair value	7,028	5,924	(2,771)	3,153	50%	1,583

Off-balance sheet[3]	40,959	38,553	(1,848)	36,705	35%	12,815

Banking products	334,776	326,362	(16,390)	309,972	17%	53,424

Derivatives	74,524	65,996		65,996	42%	27,791

Cash collateral receivables on derivative instruments	10,118	9,557		9,557	21%	2,046

Securities financing	58,036	63,277		63,277	9%	5,631

Traded products	142,677	138,830		138,830	26%	35,468

Trading portfolio assets	6,751	6,247		6,247	106%	6,624

Financial investments available-for-sale[4]	71,298	69,864		69,864	2%	1,072

Accrued income and prepaid expenses	5,619	5,827	(159)	5,668	75%	4,268

Other assets	24,889	38,873	(32,818)	6,056	96%	5,811

Other products	108,556	120,812	(32,977)	87,835	20%	17,774

Total 30.6.11	586,010	586,004	(49,367)	536,637	20%	106,666

Total 31.12.10	605,386	573,174	(31,608)	541,565	20%	109,096

1 Mainly includes margin accounts for derivatives.       2 The derivation of RWA is based on the various credit risk parameters of the advanced IRB approach and the standardized approach, respectively.      3 Includes guarantees, loan commitments and forward starting transactions.      4 Excludes equity positions.
Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and by geographical regions. The latter distribution is based on the legal domicile of the customer.

							Total regulatory	Total regulatory
		Rest of	North	Latin		Middle East	gross credit	net credit
CHF million	Switzerland	Europe	America[1]	America	Asia Pacific	and Africa	exposure	exposure

Cash and balances with central banks	2,531	2,062	3,876		3,192		11,661	11,661

Due from banks	492	8,704	3,279	576	6,953	155	20,158	12,227

Loans	161,480	19,866	48,276	4,791	12,009	3,643	250,067	246,227

Financial assets designated at fair value	48	1,232	4,285	55	283	21	5,924	3,153

Off-balance sheet	6,570	7,814	21,806	372	1,595	396	38,553	36,705

Banking products	171,121	39,678	81,522	5,795	24,031	4,215	326,362	309,972

Derivatives	7,261	27,936	22,871	599	6,557	772	65,996	65,996

Cash collateral receivables on derivative instruments	228	5,803	2,519		958	49	9,557	9,557

Securities financing	7,476	22,711	24,545	523	7,734	289	63,277	63,277

Traded products	14,965	56,449	49,935	1,122	15,249	1,109	138,830	138,830

Trading portfolio assets		1,927	2,400	155	1,756	10	6,247	6,247

Financial investments available-for-sale[2]	5,070	19,179	37,282	3	8,295	35	69,864	69,864

Accrued income and prepaid expenses	394	1,401	3,856	20	141	15	5,827	5,668

Other assets	4,596	14,201	17,202	4	1,962	909	38,873	6,056

Other products	10,059	36,708	60,740	181	12,154	970	120,812	87,835

Total 30.6.11	196,145	132,836	192,197	7,098	51,434	6,295	586,004	536,637

Total 31.12.10	199,486	127,115	182,340	6,149	51,874	6,209	573,174	541,565

1 Includes the Caribbean.     2 Excludes equity positions.

Basel II Pillar 3 first half 2011 report
Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and by counterparty type. The classification of counterparty type applied here is also used for the grouping of the balance sheet. The counterparty type segmentation is different from the Basel II defined exposure segments used in certain other tables in this section.

			Public entities		Total
			(including	Banks and	regulatory	Total regulatory
			sovereigns and	multilateral	gross credit	net credit
CHF million	Private individuals	Corporates[1]	central banks)	institutions	exposure	exposure

Cash and balances with central banks		2	11,107	551	11,661	11,661

Due from banks			109	20,049	20,158	12,227

Loans	160,333	83,030	6,703		250,067	246,227

Financial assets designated at fair value		3,797	33	2,094	5,924	3,153

Off-balance sheet	2,235	33,904	840	1,573	38,553	36,705

Banking products	162,568	120,734	18,793	24,268	326,362	309,972

Derivatives	1,547	32,790	13,708	17,951	65,996	65,996

Cash collateral receivables on derivative financial instruments		3,426	589	5,542	9,557	9,557

Securities financing	176	42,189	7,470	13,442	63,277	63,277

Traded products	1,724	78,405	21,766	36,935	138,830	138,830

Trading portfolio assets		5,814	306	127	6,247	6,247

Financial investments available-for-sale[2]		1,952	62,404	5,508	69,864	69,864

Accrued income and prepaid expenses	3,692	1,164	253	718	5,827	5,668

Other assets	1,190	36,696	258	730	38,873	6,056

Other products	4,882	45,625	63,222	7,082	120,812	87,835

Total 30.6.11	169,174	244,764	103,781	68,285	586,004	536,637

Total 31.12.10	167,150	221,206	118,556	66,261	573,174	541,565

1 Also includes non-bank financial institutions.     2 Excludes equity positions.
Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure according to classes of financial instruments and by maturity. The latter distribution is based on the residual contractual tenor.

					Total
					regulatory	Total regulatory
	Due in	Due over	Due over		gross credit	net credit
CHF million	1 year or less	1 year to 5 years	5 years	Other[1]	exposure	exposure

Cash and balances with central banks				11,661	11,661	11,661

Due from banks	3,459	556	62	16,081	20,158	12,227

Loans	104,667	79,491	32,544	33,366	250,067	246,227

Financial assets designated at fair value	687	4,014	1,214	9	5,924	3,153

Off-balance sheet	9,657	25,858	2,498	539	38,553	36,705

Banking products	118,470	109,919	36,319	61,656	326,362	309,972

Derivatives	28,623	12,673	24,700		65,996	65,996

Cash collateral receivables on derivative financial instruments				9,557	9,557	9,557

Securities financing	12,553	145	25	50,555	63,277	63,277

Traded products	41,176	12,818	24,724	60,111	138,830	138,830

Trading portfolio assets	1,545	1,548	2,124	1,029	6,247	6,247

Financial investments available-for-sale[2]	47,854	5,611	16,399		69,864	69,864

Accrued income and prepaid expenses				5,827	5,827	5,668

Other assets				38,873	38,873	6,056

Other products	49,399	7,159	18,523	45,730	120,812	87,835

Total 30.6.11	209,045	129,897	79,566	167,497	586,004	536,637

Total 31.12.10	201,173	134,036	91,542	146,423	573,174	541,565

1 Includes positions without an agreed residual contractual maturity. for example loans without a fixed term, on which notice of termination has not been given.     2 Excludes equity positions.

Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure according to the advanced IRB approach and the standardized approach. The table also provides a breakdown according to Basel II defined exposure segments.

	Advanced	Standardized
CHF million	IRB approach	approach	Total 30.6.11	Total 31.12.10

Total regulatory gross credit exposure	477,306	108,698	586,004	573,174

Less: regulatory credit risk offsets and adjustments	(43,868)	(5,499)	(49,367)	(31,608)

Total regulatory net credit exposure	433,438	103,199	536,637

Total 31.12.10	436,214	105,352		541,565

Breakdown of the regulatory net credit exposure by exposure segment

Corporates	150,361	24,086	174,448	167,718

Sovereigns	34,868	67,340	102,207	112,036

Banks	62,577	6,370	68,948	75,469

Retail

Residential mortgages	118,818	2,386	121,204	120,298

Lombard lending	65,794		65,794	62,355

Other retail	1,020	3,016	4,036	3,688

Total regulatory net credit exposure	433,438	103,199	536,637

Total 31.12.10	436,214	105,352		541,565

Basel II Pillar 3 first half 2011 report
Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of collateral information. It shows exposures covered by guarantees and by credit derivatives, according to Basel II exposure segments. These are defined as follows:
–     Corporates: exposures that do not fit into any other exposure segments below. It includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies, funds, exchanges and clearing houses.
–     Sovereigns (Central governments and central banks under Swiss and EU regulations): exposures relating to sovereign states and their central banks, the Bank for International Settlement (BIS), the International Monetary Fund (IMF), the EU including the European Central Bank and eligible multilateral development banks.
–     Banks (Institutions under Swiss and EU regulations): exposures towards banks, i.e. legal entities holding a banking license. It also includes securities firms that are subject to supervisory and regulatory arrangements comparable to those applied to banks in accordance with the Basel II revised framework, including, and in particular, risk-based capital requirements. Basel II also defines this regulatory exposure segment in such a way that it contains exposures to public sector entities with tax-raising powers or whose liabilities are fully guaranteed by a public entity.
–     Residential mortgages (claims secured on residential real estate under Swiss and EU regulations): residential mortgages, regardless of exposure size, if the obligor owns, and occupies or rents out the mortgaged property.
–     Lombard lending: loans made against the pledge of eligible marketable securities or cash.
–     Other retail: exposures to small businesses, private clients and other retail customers without mortgage financing.
       The collateral amounts in the table reflect the values used for determining regulatory capital. However, we utilize credit hedging to reduce concentrated exposure to individual names or sectors or in specific portfolios. It is worth noting that this is not fully reflected in the regulatory numbers contained in this section.
è       Refer to the “Credit risk” section of our Annual Report 2010 for more information on credit risk mitigation

	Exposure covered by	Exposure covered by
CHF million	guarantees[1]	Credit derivatives

Exposure segment

Corporates	3,280	17,016

Sovereigns	90

Banks	381	146

Retail

Residential mortgages	10

Lombard lending	381

Other retail	44

Total 30.6.11	4,186	17,163

Total 31.12.10	4,697	20,103

1 Includes guarantees and stand-by letters of credit provided by third parties, mainly banks.

Advanced IRB approach: regulatory net credit exposure by UBS internal rating

This table provides a breakdown of the regulatory net credit exposure of our credit portfolio (including loan commitments) using the advanced IRB approach in accordance with our internal rating classes.

	UBS-internal rating
							Total	of which:	Total	of which:
							regulatory	loan	regulatory	loan
				Sub-investment		De-	net credit	commit-	net credit	commit-
	Investment grade			grade		faulted[1]	exposure	ments	exposure	ments
CHF million, except where indicated	0/1	2/3	4/5	6–8	9–13		30.6.11		31.12.10

Regulatory net credit exposure-weighted average PD2	0.010%	0.058%	0.267%	0.921%	5.174%		0.537%		0.542%

Regulatory net credit exposure

Corporates	3,383	65,018	32,215	32,596	15,406	1,742	150,361	13,090	140,979	12,034

Sovereigns	18,304	15,727	628	44	132	31	34,868	279	43,562	135

Banks	3,719	44,537	11,694	2,331	268	28	62,577	13,393	69,809	15,407

Retail

Residential mortgages		4,787	56,877	52,024	4,644	486	118,818	706	118,604	890

Lombard lending		60,253	3,690	1,022	823	5	65,794	213	62,355	167

Other retail		136	42	811	25	6	1,020	2	905

Total 30.6.11	25,406	190,458	105,148	88,827	21,299	2,299	433,438

of which: loan commitments	336	16,918	4,276	2,254	3,857	43		27,684

Total 31.12.10	33,148	189,919	101,893	85,436	22,192	3,626			436,214

of which: loan commitments	388	18,293	3,901	2,294	3,659	98				28,633

1 Values of defaulted derivative contracts (CHF 1,641 million) are based on replacement values including “add-ons” used in the calculation of regulatory capital.     2 Probability of default
Advanced IRB approach: regulatory net exposure-weighted average loss given default by UBS internal rating

This table provides a breakdown of the net exposure-weighted average loss given default (LGD) for our credit portfolio exposures calculated using the advanced IRB approach in accordance with our internal rating classes.

	UBS-internal rating
						Regulatory net credit exposure-
	Investment grade			Sub-investment grade		weighted average LGD
in %	0/1	2/3	4/5	6–8	9–13	30.6.11	31.12.10

Regulatory net credit exposure-weighted average LGD

Corporates	38	25	29	27	32	28	30

Sovereigns	29	46	45	45	77	37	42

Banks	19	30	35	35	39	30	31

Retail

Residential mortgages		10	10	10	10	10	10

Lombard lending		20	20	20	20	20	20

Other retail		20	5	42	15	37	35

Average 30.6.11	29	26	19	17	26	23

Average 31.12.10	35	28	20	17	23		24

Basel II Pillar 3 first half 2011 report
Advanced IRB approach: regulatory net exposure-weighted average risk weight by UBS internal rating

This table provides a breakdown of the net exposure-weighted average risk weight for our credit portfolio exposures calculated using the advanced IRB approach in accordance with our internal rating classes.

	UBS-internal rating
						Regulatory net credit exposure-
	Investment grade			Sub-investment grade		weighted average risk weight
in %	0/1	2/3	4/5	6–8	9–13	30.6.11	31.12.10

Regulatory net credit exposure-weighted average risk weight

Corporates	10	10	31	50	99	33	35

Sovereigns	2	24	44	85	264	14	13

Banks	7	11	33	67	134	18	18

Retail

Residential mortgages		2	4	9	21	7	8

Lombard lending		3	10	20	31	4	5

Other retail		3	3	50	23	41	41

Average 30.6.11	4	9	16	26	80	18

Average 31.12.10	4	10	17	25	74		18

Standardized approach
The standardized approach is generally applied where it is not possible to use the advanced IRB approach and/or where an exemption from the advanced IRB approach has been granted by FINMA. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties.
We use ECAI risk assessments to determine the risk weightings for the following classes of exposure:
–	central governments and central banks
–	regional governments and local authorities
–	multilateral development banks
–	institutions
–	corporates
     We use three FINMA-recognized ECAI for this purpose: Moody’s Investors Service, Standard & Poor’s Ratings Group and Fitch Group. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight for our credit portfolio exposures treated under the standardized approach in accordance with Basel II defined exposure segments.

	Risk-weight bucket					Total exposure
CHF million	0%	>0–35%	36–75%	76–100%	150%	30.6.11	31.12.10

Regulatory gross credit exposure

Corporates	3	6,450	761	21,387	338	28,940	31,541

Sovereigns[1]	66,860	64	42	391		67,357	68,500

Banks		4,516	1,792	19	53	6,379	5,767

Retail

Residential mortgages		786	1,594	624	1	3,005	2,359

Lombard lending

Other retail			2,992		26	3,018	2,785

Total 30.6.11	66,862	11,816	7,180	22,421	418	108,698

Total 31.12.10	68,201	13,075	6,104	23,161	411		110,953

Regulatory net credit exposure[2]

Corporates	3	6,450	761	16,547	326	24,086	26,739

Sovereigns[1]	66,860	64	42	374		67,340	68,475

Banks		4,506	1,792	19	53	6,370	5,660

Retail

Residential mortgages		786	1,599		1	2,386	1,694

Lombard lending

Other retail			2,991		26	3,016	2,784

Total 30.6.11	66,862	11,807	7,184	16,940	405	103,199

Total 31.12.10	68,201	12,968	6,113	17,673	397		105,352

1 Includes high-quality liquid short-term securities issued by governments and government-controlled institutions.     2 For traded products, the regulatory net credit exposure is equal to the regulatory gross credit exposure.
Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral, which is eligible for recognition in the regulatory capital calculation under the standardized approach in accordance with Basel II defined exposure segments.

	Regulatory net credit exposure		Eligible financial collateral
CHF million	under standardized approach		recognized in capital calculation[1]
	30.6.11	31.12.10	30.6.11	31.12.10

Exposure segment

Corporates	24,086	26,739	5,931	7,252

Sovereigns	67,340	68,475	17	26

Banks	6,370	5,660	1,419	1,948

Retail

Residential mortgages	2,386	1,694	619	664

Lombard lending

Other retail	3,016	2,784	1	2

Total	103,199	105,352	7,987	9,891

1 Reflects the impact of the application of regulatory haircuts. For traded products it is the difference between the IFRS reported values and the regulatory net credit exposure.

Basel II Pillar 3 first half 2011 report
Impairment, default and credit loss
As illustrated in the tables below, our impaired assets had decreased by 17% as of 30 June 2011 compared with 31 December 2010, mainly due to reductions in our impaired loan positions.
Impaired assets by region

This table provides a breakdown of credit exposures arising from impaired assets and allowances/ provisions by geographical region, based on the legal domicile of the customer. Impaired asset exposures include loans, off-balance sheet claims, securities financing transactions and derivative transactions.

				Impaired assets			Total allowances,
				net of specific		Total allowances,	provisions and
			Specific allowances,	allowances,		provisions and	specific credit
			provisions and	provisions and	Collective	specific credit	valuation
	Regulatory gross		credit valuation	credit valuation	allowances and	valuation	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	adjustments	provisions[2]	adjustments[2]	31.12.10

Switzerland	196,145	1,089	(558)	531	(54)	(612)	(609)

Rest of Europe	132,836	686	(225)	461		(225)	(267)

North America[3]	192,197	3,291	(1,113)	2,178		(1,113)	(1,444)

Latin America	7,098	31	(26)	6		(26)	(25)

Asia Pacific	51,434	245	(36)	209		(36)	(41)

Middle East and Africa	6,295	32	(30)	3		(30)	(32)

Total 30.6.11	586,004	5,375	(1,987)	3,387	(54)	(2,041)

Total 31.12.10	573,174	6,468	(2,370)	4,097	(47)		(2,418)

1 Values of defaulted derivative contracts (CHF 1,641 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.      2 Collective credit valuation adjustments of CHF 492 million are partially included in the upper tier 2 capital and therefore not included in this table.      3 Includes the Caribbean.
Impaired assets by exposure segment

This table provides a breakdown of credit exposures arising from impaired assets and allowances/provisions in accordance with Basel II defined exposure segments.

					Total allowances,		Total allowances,
					provisions and	Write-offs	provisions and
			Specific allowances,		specific credit	for the	specific credit
			provisions and	Collective	valuation	six-months	valuation
	Regulatory gross		credit valuation	allowances and	adjustments	period	adjustments
CHF million	credit exposure	Impaired assets[1]	adjustments	provisions[2]	30.6.11[2]	ended 30.6.11	31.12.10

Corporates	212,177	4,843	(1,721)		(1,720)	(72)	(2,083)

Sovereigns	102,702	14	(10)		(10)	(1)	(10)

Banks	79,471	28	(27)		(27)		(30)

Retail

Residential mortgages	121,823	270	(70)		(70)		(68)

Lombard lending	65,794	115	(102)		(102)		(120)

Other retail	4,037	105	(56)		(56)	(13)	(59)

Not allocated segment[3]				(54)	(54)		(47)

Total 30.6.11	586,004	5,375	(1,987)	(54)	(2,041)	(86)

Total 31.12.10	573,174	6,468	(2,370)	(47)	(2,418)	(1,505)	(2,418)

1 Values of defaulted derivative contracts (CHF 1,641 million) are based on replacement values and do not include “add-ons” used in the calculation of regulatory capital.      2 Collective credit valuation adjustments of CHF 492 million are partially included in the upper tier 2 capital and therefore not included in this table.      3 Collective loan loss allowances and provisions are not allocated to individual counterparties and thus also not to exposure segments.

Changes in allowances, provisions and specific credit valuation adjustments

This table provides a breakdown of movements in the specific and collective allowances and provisions for impaired assets, including changes in the credit valuation allowance for derivatives.

	Specific
	allowances and		Total specific
	provisions for	Specific credit	allowances,		For the	For the
	banking products	valuation	provisions and	Collective	six-month	twelve-month
	and securities	adjustments for	credit valuation	allowances and	period ended	period ended
CHF million	financing	derivatives	adjustments	provisions[1]	30.6.11	31.12.10
Opening balance as of 1.1.11	1,240	1,130	2,370	47	2,418	Opening balance as of 1.1.10 5,881

Write-offs	(98)		(98)		(98)	(1,505)

Recoveries (on written-off positions)	33		33		33	79

Increase/(decrease) in allowances, provisions and specific credit valuation adjustments[2]	(25)	(147)	(172)	6	(166)	(1,615)

Foreign currency translations and other adjustments	(46)	(100)	(146)		(146)	(421)

Transfers

Closing balance as of 30.6.11	1,104	884	1,987	54	2,041	Closing balance as of 31.12.10 2,418

1 Collective credit valuation adjustments of CHF 492 million are partially included in the upper tier 2 capital and therefore not included in this table.     2 Total actual credit loss/recovery and changes in specific credit valuation adjustments recognized in net trading income.
Total expected loss, and actual credit loss / recovery and credit valuation adjustments

This table provides a breakdown of the credit loss / recovery amount charged against our income statement in the first six months of 2011, in accordance with the Basel II defined exposure segments of the advanced IRB approach. A semi-annual comparison between our annualized expected credit loss and our actual credit loss for the first six months of 2011 is not considered meaningful. A comparison of our expected loss versus actual loss will be provided in our Annual Report 2011.

	Actual credit (loss) / recovery and credit valuation adjustments
				For the twelve-month
CHF million	For the six-month period ended 30.6.11			period ended 31.12.10
			Total actual credit	Total actual credit
		Specific credit valuation	(loss) / recovery	(loss) / recovery
	Actual credit	adjustments for	and credit valuation	and credit valuation
	(loss) / recovery	defaulted derivatives	adjustments	adjustments

Corporates[1]	2	147	149	1,577

Sovereigns

Banks				26

Retail

Residential mortgages	13		13	1

Lombard lending	10		10	5

Other retail	(1)		(1)	(2)

Not allocated[2]	(6)		(6)	7

Total	19	147	166	1,615

1 Includes actual credit recovery from securities of CHF 16 million.      2 Includes changes in collective loan loss allowances and provisions.

Basel II Pillar 3 first half 2011 report

Other credit risk tables
Our credit derivative trading is predominately carried out on a collateralized basis. This means that our credit exposures arising from derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.
     Derivatives trading with counterparties with higher credit ratings, for example a large bank or broker-dealer, usually falls under an International Swaps and Derivatives Association (ISDA) master trading agreement (MTA). Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other OTC derivatives, are netted and included in the calculation of the collateral required to be posted. Trading with lower rated counterparties (for example, hedge funds) would generally require an initial margin to be posted by the counterparty.
     We therefore receive collateral from our counterparties or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA MTA and similar agreements, this collat-
eral, which generally takes the form of cash or highly liquid fixed income securities, is available to cover any amounts due under those derivative transactions.
     Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market-wide credit event auction process. This has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. We have not experienced any significant losses from failed settlements on CDS contracts in the first six months 2011.
     The vast majority of our CDS trading activity is conducted by the Investment Bank. The “Credit derivatives portfolio (split by counterparty)” table provides further analysis of the Investment Bank’s CDS counterparties based on notional amount of CDS protection purchased and sold. The analysis shows that on 30 June 2011 the vast majority of the Investment Bank’s CDS counterparties were market professionals. Based on the same notional measure, approximately 97% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis on 30 June 2011.

Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods and the netting and collateral deductions used for accounting and regulatory capital purposes. Specifically, net current credit exposure is derived from gross positive replacement values, whereas regulatory net credit exposure is calculated using our internal credit valuation models.

CHF million	30.6.11	31.12.10

Gross positive replacement values	335,169	401,146

Netting benefits recognized[1]	(252,744)	(301,515)

Collateral held	(35,680)	(41,592)

Net current credit exposure	46,746	58,039

Regulatory net credit exposure (total counterparty credit risk)	65,996	73,879

of which: treated with internal models (effective expected positive exposure [EPE])	49,890	60,843

of which: treated with supervisory approaches (current exposure method)	16,106	13,036

Breakdown of the collateral held

Cash collateral	31,414	36,520

Securities collateral and debt instruments collateral (excluding equity)	4,083	4,837

Equity instruments collateral	84	120

Other collateral	98	115

Total collateral held	35,680	41,592

1 Derivatives exposure based on accounting definition (consolidation scope for capital) measured as gross positive replacement values with netting benefits from negative replacement values with the same counterparty.

Credit derivatives1,2

This table provides an overview of our credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio risks (banking book for regulatory purposes) and risks arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
Notional amounts,	Protection			Protection
CHF million	bought	Protection sold	Total	bought	Protection sold	Total	30.6.11	31.12.10

Credit default swaps	22,487	2,623	25,110	1,232,686	1,170,960	2,403,646	2,428,756	2,304,549

Total return swaps				2,689	3,363	6,052	6,052	8,931

Total 30.6.11	22,487	2,623	25,110	1,235,375	1,174,323	2,409,698	2,434,807

Total 31.12.10	28,650	2,602	31,252	1,167,228	1,115,000	2,282,228		2,313,480

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken.      2 Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.
Credit derivatives portfolio (split by counterparty)1

This table provides a breakdown of the Investment Bank’s CDS protection purchased and sold by portfolio segment.

Portfolio segment	% of total notional		% of buy notional		% of sell notional
	30.6.11	31.12.10	30.6.11	31.12.10	30.6.11	31.12.10

Developed markets commercial banks	61	59	60	58	63	60

Broker-dealers, investment and merchant banks	22	25	22	25	22	25

Hedge funds	2	2	1	1	3	3

All other	15	15	18	17	13	12

1 Counterparty analysis based on notional CDS exposures of the Investment Bank sourced from credit risk systems.

Basel II Pillar 3 first half 2011 report
Investment positions

The IFRS view differs from the regulatory capital view primarily due to: (i) differences in the basis of valuation in that IFRS is based on “fair value accounting” whereas “lower of cost or market value” (LOCOM) or “cost less impairment” are used for regulatory capital purposes; (ii) positions may be treated under a different framework to determine regulatory capital, for example, tradable assets treated under market risk VaR; and (iii) differences in the scope of consolidation for IFRS, for example, special purpose entities consolidated for IFRS but not for regulatory capital purposes.
     The table below shows “equities disclosure for banking book positions”. These are net realized gains and losses and unrealized revaluation gains. We had no unrealized revaluation losses that were not recognized in the statement of income relating to available-for-sale investments. In addition, there was no significant disparity between the share prices of investment positions held in publicly quoted entities and their fair value.

Equities disclosure for banking book positions

This table provides an overview of our equity investments held in the banking book for regulatory capital purposes. The calculation of equity investment exposure for financial accounting under IFRS differs from that required for regulatory capital purposes. The table illustrates these two measures of exposure as well as the key difference between them.

	Book value

CHF million	30.6.11		31.12.10

Equity investments

Financial investments available-for-sale	1,304		1,359

Financial assets designated at fair value	701		856

Investments in associates	732		790

Total equity investments under IFRS	2,736		3,006

Regulatory capital adjustment	299		281

Total equity exposure under BIS	3,036		3,287

of which: to be risk-weighted

publicly traded	235		390

privately held	1,533	[1]	1,513

of which: deducted from equity	1,269		1,384

RWA according to simple risk weight method	3,939		3,691

Capital requirement according to simple risk weight method	315		295

Total capital charge	1,584		1,679

Net realized gains / (losses) and unrealized gains from equities

Net realized gains / (losses) from disposals	24		270

Unrealized revaluation gains	77		68

of which: included in tier 2 capital	35		31

1 Includes CHF 669 million exposure booked in trust entities that did not generate RWA (CHF 842 million on 31.12.10).

Market risk

Risk-weighted assets attributable to market risk increased to CHF 34.8 billion as of 30 June 2011, compared with CHF 20.8 billion as of 31 December 2010. This CHF 14 billion increase was mainly related to increased credit spread risks, partially offset by currency movements. The Investment Bank’s average regulatory VaR at the end of the second quarter was significantly higher at CHF 529 million compared with CHF 306 million at year end 2010. However, the Investment Bank’s period-end regulatory VaR was lower at CHF 326 million as of 30 June 2011 compared with CHF 389 million as of 31 December 2010. The difference at the end of June 2011 between average and period-end Investment Bank management VaR is due to a decrease in credit spread risk towards the end of the first half of 2011. Credit spread risk continued to be the dominant component of our regulatory VaR.
     The market risk regulatory capital requirement is 8% of the respective RWA. Market risk regulatory capital and RWA are derived from our VaR model and subject to regulatory determined multipliers.
     The population of the portfolio within the management and regulatory VaR is slightly different. Management VaR includes all positions subject to internal management VaR limits, while the population within regulatory VaR is a subset of this total population which meets minimum regulatory requirement for inclusion in regulatory VaR.
è Refer to the “Risk management and control” sections of our Annual Report 2010 and of our second quarter 2011 report for more information on market risk

Group: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory VaR by business division.

	For the six-month period ended 30.6.11				For the year ended 31.12.10
CHF million	Min.	Max.	Average	30.6.11	Min.	Max.	Average	31.12.10

Business divisions

Investment Bank	288	799	529	326	132	546	306	389

Wealth Management & Swiss Bank	0	1	1	0	0	1	1	1

Wealth Management Americas	11	20	15	18	13	30	21	14

Global Asset Management	0	1	1	1	0	1	1	1

Treasury activities and other corporate items	8	32	16	18	5	71	22	13

Diversification effect	[1]	[1]	(16)	(25)	[1]	[1]	(27)	(17)

Total regulatory VaR, Group	305	819	545	338	140	561	323	401

Diversification effect (%)			(3)	(7)			(8)	(4)

1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.
Investment Bank: regulatory value-at-risk (10-day, 99% confidence, 5 years of historical data)

This table provides a breakdown of the Investment Bank’s minimum, maximum, average and period-end regulatory VaR by risk type.

	For the six-month period ended 30.6.11				For the year ended 31.12.10
CHF million	Min.	Max.	Average	30.6.11	Min.	Max.	Average	31.12.10

Risk type

Equities	51	93	65	51	47	133	68	64

Interest rates	68	182	111	95	54	138	95	96

Credit spreads	384	860	633	424	225	635	422	386

Foreign exchange	16	103	50	40	8	88	28	41

Energy, metals and commodities	8	51	21	16	5	44	12	43

Diversification effect	[1]	[1]	(351)	(300)	[1]	[1]	(319)	(242)

Total regulatory VaR, Investment Bank	288	799	529	326	132	546	306	389

Diversification effect (%)			(40)	(48)			(51)	(38)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

Basel II Pillar 3 first half 2011 report
Group: regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)1

This table provides a breakdown of the Group’s minimum, maximum, average and period-end regulatory backtesting VaR by business division.

		For the six-month period ended 30.6.11				For the year ended 31.12.10
CHF million		Min.	Max.	Average	30.6.11	Min.	Max.	Average	31.12.10

Investment Bank	Regulatory VaR[2]	80	154	109	86	57	110	82	93

Group	Regulatory VaR[2]	80	154	111	89	58	114	84	94

1   10-day 99% regulatory VaR and 1-day 99% regulatory VaR results are calculated separately from underlying positions and historical market moves. They cannot be inferred from each other.      2   Backtesting is based on 1-day 99% regulatory VaR.

Backtesting
Backtesting compares 1-day 99% regulatory VaR calculated for positions at the close of each business day with the revenues which actually arise on those positions on the following business day. Our backtesting revenues exclude non-trading revenues such as fees and commissions and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We experienced no backtesting exception in the first six months of 2011.

Interest rate risk in the banking book

Risk profile
All interest rate risk is subject to independent risk control. When not included in our VaR measure, interest rate risk is subject to specific monitoring, which may include interest rate sensitivity analysis, earnings-at-risk (EaR), capital-at-risk (CaR) and combined stress testing (CST) metrics. Interest rate risk sensitivity figures highlight the impact of a 1-basis-point parallel increase in yield curves on present values of future cash flows, irrespective of accounting treatment.
      This is one of the ways in which non-trading interest rate risks are assessed for internal risk management purposes. In addition, the impact of an adverse parallel shift in interest rates of 200 basis points on our non-trading interest rate risk exposures is below the threshold of 20% of eligible regulatory capital specified by regulators to identify banks that may be required to hold additional regulatory capital against this risk.

Impact of a 1-basis-point parallel increase in yield curves on present value of future cash flows1

The table shows the impact of a 1-basis-point parallel increase in yield curves on present values of future cash flows of interest-rate-sensitive banking book positions on 30 June 2011.

CHF million	30.6.11	31.12.10

CHF	(0.4)	(0.7)

EUR	(2.1)	(2.1)

GBP	(2.6)	(2.9)

USD	(6.3)	(10.7)

Other	0.0	(0.3)

Total impact on interest rate-sensitive banking book positions	(11.5)	(16.6)

1   Does not include interest rate sensitivities in respect of our inventory of student loan ARS or our commitment to purchase client holdings of student loan ARS. From an economic perspective these exposures are not materially affected by parallel shifts in USD interest rates, holding other factors constant. For 30 June 2011 we implemented a model change which affected the USD sensitivity by positive CHF 1.1 million.

Basel II Pillar 3 first half 2011 report
Operational risk
Risk-weighted assets attributable to operational risk were CHF 49.5 billion as of 30 June 2011, compared with CHF 51 .9 billion as of 31 December 2010. Operational risk regulatory capital requirement is 8% of the respective risk-weighted assets.
     è Please refer to the “Operational risk” section of our Annual Report 2010 for more information

Securitization

Objectives, roles and involvement
The majority of our positions that are categorized as securitizations according to the regulatory definition of such exposures are legacy risk positions. A significant amount was held by the Investment Bank in the portfolio of assets reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008 and the first quarter of 2009. As of 30 June 2011, this portfolio included CDO and CLO with CDS protection purchased from monoline insurers, US commercial mortgage-backed securities, the US reference-linked note program and student loan ARS. Repurchased student loan ARS were also categorized as securitization exposures. From a risk control perspective these portfolios are subject to specific monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk (EaR), capital-at-risk (CaR) and combined stress test (CST) metrics. We intend to exit residual risk positions where appropriate.
     As part of our hedging strategy, in a prior period we completed the securitization of a portfolio of counterparty credit risk resulting from OTC derivatives.
     In 2011, UBS has acted in the originator and sponsor role, selling originated commercial real estate loans into a third party’s securitization program.
     We also held certain securitization positions in accordance with the regulatory definition of securitizations that were managed under the market risk framework as of 30 June 2011. A market risk treatment was applied to these positions for determining regulatory capital.
Regulatory treatment of securitization structures
The disclosures in this section mainly include exposures related to student loan ARS, CDO and CLO with CDS protection purchased from monoline insurers, US commercial mortgage-backed securities and the global reference-linked note programs. It also includes counterparty credit risk exposures resulting from OTC derivatives, as these exposures were treated under the securitization approach for determining regulatory capital as of 30 June 2011.
     We generally applied the ratings-based approach to securitization positions in the banking book using Moody’s, Standard & Poor’s and Fitch’s ratings. Under the ratings-based approach, the amount of capital is capped at the level of capital requirement that would have been assessed against the underlying assets had they not been securitized.
     This treatment has been applied in particular to the US and European reference-linked note program. For the purposes of determining regulatory capital and Pillar 3 disclosure the underlying exposures are reported under either the standardized approach or securitization approach depending on the category of the underlying security itself. The related positions are therefore not included in the tables below.
     We applied the supervisory formula to the securitization of a portfolio of counterparty credit risk resulting from OTC derivatives where an external rating was not sought.
     The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles are treated under the advanced IRB approach and are therefore not part of this disclosure.
Accounting policies
For IFRS purposes, we treat originated securitized exposures as sales, i.e. they are derecognized from our balance sheet provided that specific derecognition criteria are met and we do not consolidate the transferee (as described in “Note 1 Summary of significant accounting policies” in the “Financial information” section of the Annual Report 2010). A gain or loss on sale is recognized when exposures are derecognized. Derivatives used for synthetic securitizations are accounted for in line with the abovementioned note.
     Securitization positions that are classified as trading assets for IFRS purposes are valued at fair value as described in “Note 27 Fair value of financial instruments” in the “Financial information” section of the Annual Report 2010. Securitization positions that have been redesignated from Trading assets to Loans and receivables are valued at amortized cost less impairment as described in “Note 1 Summary of significant accounting policies” in the “Financial information” section of the Annual Report 2010.
Good practice guidelines
On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization”. This was slightly revised in 2009/2010 and this report is in compliance with all material aspects of these revised guidelines.

Basel II Pillar 3 first half 2011 report
Securitization activity of the year

The table below shows the exposures we have securitized during the first six months of 2011. It also shows any gains or losses recognized on sales into these traditional securitization structures for regulatory capital purposes. The exposure values disclosed are based on the transaction date and were accounted for at fair value pre-securitization (the resulting gain or loss is not considered significant).

	Originator					Sponsor
					Realized
					gains / (losses)
					on traditional
	Traditional		Synthetic		securitizations	Traditional	Synthetic
	Securitization	No securitization	Securitisation	No securitization
CHF million	positions retained	positions retained	positions retained	positions retained

Residential mortgages

Commercial mortgages	3,627				52	52

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 30.6.11	3,627	0	0	0	52	52	0

Total 31.12.10	0	0	1,715	0	0	0	0

Total outstanding securitized exposures – securitization position retained/ongoing involvement

The table below provides a breakdown of the inventory of the total outstanding exposures we have securitized. The exposure values disclosed are based on the amounts referenced in the transaction.

	Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic

Residential mortgages	2,718

Commercial mortgages	15,946	491

Credit card receivables

Leasing

Loans to corporates or SMEs			5,965

Consumer loans

Student loans

Trade receivables

Re-securitizations	5,981	870

Other		1,337		737

Total 30.6.11[1]	24,645	2,697	5,965	737

Total 31.12.10	0	3,392	0	0

1 As of 30 June 2011 the total outstanding securitized exposures (par values of the transactions) are disclosed, as recommended by the best practice guidelines. As of 31 December 2010 this information was available to a limited extent only and cannot be compared directly with 30 June 2011.

Impaired or past due securitized exposures

The table below provides a breakdown of the inventory of outstanding impaired or past due exposures we have securitized. The exposure values are based on the amounts referenced in the transaction.

	Originator		Sponsor
	Securitization positions	No securitization
CHF million	retained	positions retained

Residential mortgages

Commercial mortgages

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations	162

Other

Total 30.6.11	162	0	0

Total 31.12.10	165	0	0

Losses recognized from retained or purchased securitization positions

The table below provides a breakdown of losses we have recognized on securitization positions purchased or retained, after taking into account the offsetting effects of any credit protection that is an eligible risk mitigation instrument for the retained or repurchased position. We partially report such positions on a fair value and partially on a cost less impairment basis.

CHF million	Originator	Sponsor

Residential mortgages	1

Commercial mortgages	4

Credit card receivables

Leasing

Loans to corporates or SMEs

Consumer loans

Student loans

Trade receivables

Re-securitizations	1

Other		2

Total 30.6.11	5	2

Total 31.12.10	66	0

Basel II Pillar 3 first half 2011 report
Securitization positions retained or purchased

The table below provides a breakdown of securitization positions we have purchased or retained, irrespective of our role in the securitization transaction.

CHF million

Residential mortgages	1,109

Commercial mortgages	1,156

Credit card receivables	11

Leasing	96

Loans to corporates or SMEs	2,285

Consumer loans	1

Student loans	8,115

Trade receivables	0

Re-securitizations	5,920

Other	1,644

Total 30.6.11	20,338

Total 31.12.10	24,201

Capital charge for securitization positions retained or purchased1

The table below provides the capital charge for securitization positions we have retained or purchased, irrespective of our role in the securitization transaction, broken down by risk weight bands.

CHF million

over 0-10%	33

over 10-15%	60

over 15-20%	36

over 20-35%	39

over 35-50%	5

over 50-75%	10

over 75-100%	22

over 100-250%	57

over 250-1,250%	133

Total 30.6.11	396

Total 31.12.10	567

1 The capital charge is calculated without applying the 1.06 multiplier required by Basel II for IRB credit risk.
Deductions from eligible capital related to securitization positions retained or purchased

The table below provides the capital deductions related to securitization positions we have retained or purchased, irrespective of our role in the securitization transaction, broken down by position type.

CHF million

Residential mortgages	361

Commercial mortgages	221

Credit card receivables	0

Leasing	67

Loans to corporates or SMEs	0

Consumer loans	1

Student loans	1,280

Trade receivables	0

Re-securitizations	1,363

Other	396

Total 30.6.11[1]	3,688

Total 31.12.10	2,990

1 The deduction of CHF 1.8 billion related to the fair value of our option to acquire the SNB StabFund’s equity as of 30 June 2011, is excluded from this table.

Information sources

Reporting publications
Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (executive and non-executive members). It is published in English and German.
Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.
How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order/subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.
Other information
Website: The “Analysts & Investors” section at www.ubs.com/investors provides the following information on UBS: financial information (including SEC results-related filings); corporate information, including UBS share price charts and data and dividend information; the UBS event calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.
Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.
Messaging service /UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.
Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1 -800-SEC-0330 for further information on the operation of its public reference room. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of results-related filings with the SEC may be obtained from our Investor Relations team at www.ubs.com/ investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title: Director

Date: August 11, 2011